Exhibit 99.4

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ASML Holding N.V.
Statutory Interim Report
for the six-month period ended June 30, 2019

Contents

1	Introduction

2	Interim Management Board Report

5	Managing Directors’ Statement

6	Consolidated Condensed Interim Financial Statements

6	Consolidated Condensed Statement of Profit or Loss
7	Consolidated Condensed Statement of Comprehensive Income
8	Consolidated Condensed Statement of Financial Position
9	Consolidated Condensed Statement of Changes in Equity
10	Consolidated Condensed Statement of Cash Flows
11	Notes to the Consolidated Condensed Interim Financial Statements

16	Other Information

17	Definitions

A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Statutory Interim Report is set forth on page 17.
This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
In this report the name ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and / or any of its subsidiaries and / or any investments in associates, as the context may require. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2019, ASML Holding N.V. All Rights Reserved

ASML Statutory Interim Report 2019

Introduction

Dear Stakeholder,
On July 17, 2019, we publish our Statutory Interim Report for the six-month period ended June 30, 2019. This includes an Interim Management Board Report, a Managing Directors’ Statement and Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34 as adopted by the European Union.
We also publish our 2019 second-quarter results in accordance with US GAAP on July 17, 2019.

Cautionary Statement Regarding Forward-Looking Statements
This document contains statements that are forward-looking, including statements with respect to expected trends, outlook, bookings, financial results and effective tax rate, annual revenue opportunity in 2020 and through 2025 and growth opportunity, expected trends in end markets, products and segments, including memory and logic, expected industry and business environment trends, the expected continuation of Moore’s law and the expectation that EUV will continue to enable Moore’s law and drive long term value for ASML, the expected trends in the technologies ASML uses and is developing and their expected benefits, and the intention to continue to return excess cash to shareholders through a combination of share buybacks and growing dividends. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors; the impact of general economic conditions on consumer confidence and demand for our customers’ products; performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products; the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including delays in system production; our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation; availability of raw materials, critical manufacturing equipment and qualified employees; trade environment; changes in exchange and tax rates; available liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase progress and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

ASML Statutory Interim Report 2019    1

Interim Management Board Report

Our Company
It is hard to imagine the world without microchips. They are at the heart of the devices that we use to work, travel, stay healthy and be entertained - from smartphones to cars, from MRI scanners to industrial robots. Delivering new functionalities, better performance and lower cost with each generation, advances in chips have spawned new products and transformed industries. New technologies and trends, such as artificial intelligence, 5G connectivity, augmented reality and the Internet of Things, result in additional demand for semiconductor chips to generate, transfer, store, analyze and apply vast amounts of data.
As one of the world’s leading manufacturers of chip-making equipment, ASML provides its customers with tools - hardware, software and services - to create the patterns that define the electronic circuits on a chip. As we improve our products, our customers can increase the value and reduce the cost of chips for their customers.
We are a global company with 24,282 employees at June 30, 2019. Our thousands of engineers work in multi-disciplinary teams and with a network of suppliers and technology partners, innovating to maintain our technology leadership. We set ourselves ambitious goals and take pride in the impact we have on the world around us.
Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are presented in detail in our 2018 Integrated Report based on IFRS, as well as summarized below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.
Summary

•	Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry

•	The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs

•	We may face challenges in managing industrialization of our products and bringing them to high volume production which could impact profitability

•	We face intense competition

•	Our production is highly dependent on the performance of a limited number of critical suppliers of single source key components

•	A high percentage of net sales is derived from a few customers

•	The semiconductor industry can be cyclical and we may be adversely affected by any downturn

•	We derive most of our revenues from the sale of a relatively small number of products

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business

•	Defending against intellectual property claims brought by others could harm our business

•	A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations

•	We are subject to risks in our international operations

•	We are dependent on the continued operation of a limited number of manufacturing facilities

•	Our business and future success depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees

•	Fluctuations in foreign exchange rates could harm our results of operations

•	Changes in taxation could affect our future profitability

•
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for the environment, health and safety could subject us to significant liabilities

•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire

•	We may not declare cash dividends and conduct share buyback programs at all or in any particular amounts in any given year

•	We may face share price volatility

•	Restrictions on shareholder rights may dilute voting power
We assessed the relevant risks and believe that the risks identified are in line with those presented in our 2018 Integrated Report based on IFRS. We disclosed the binding MOU with Nikon and Carl Zeiss SMT relating to a comprehensive settlement of all pending litigation at the time between Nikon, ASML and Zeiss in the risk factor "Defending against intellectual property claims brought by others could harm our business" presented in our 2018 Integrated Report based on IFRS. On February 18, 2019, the parties executed the settlement and cross-license agreement contemplated by the MOU.

ASML Statutory Interim Report 2019    2

ASML Operations Update
The Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019 have been prepared in accordance with IAS 34. For internal and external reporting purposes, ASML follows US GAAP, which is ASML’s primary accounting standard.
Net income is measured differently between IFRS and US GAAP. Set forth below is a reconciliation of net income under US GAAP versus IFRS:

	Unaudited	Unaudited
For the six-month period ended July 1, 2018 and June 30, 2019	2018	2019
(in millions)	EUR	EUR
Net income based on US GAAP	1,123.7	831.4
Development expenditures, net of tax	48.8	(49.7)
Income taxes	30.7	28.6
Other	(0.1)	0.1
Net income based on IFRS	1,203.1	810.4

Set forth below are selected Consolidated Condensed Statement of Profit or Loss data on a semi-annual basis for the first half of 2018 and 2019 (based on IFRS):

	Unaudited	Unaudited
For the six-month period ended July 1, 2018 and June 30, 2019	2018	2019
(in millions)	EUR	EUR
Total net sales	5,025.4	4,797.0
Total cost of sales	(2,847.8)	(2,951.9)
Gross profit	2,177.6	1,845.1
Research and development costs	(554.0)	(832.2)
Selling, general and administrative costs	(231.6)	(244.4)
Operating income	1,392.0	768.5
Finance income (costs)	(12.7)	(14.8)
Income before income taxes	1,379.3	753.7
Income tax expense	(162.9)	37.0
Profit (loss) related to investments in associates	(13.3)	19.7
Net income	1,203.1	810.4

The following table shows a summary of key financial figures on a semi-annual basis for the first half of 2018 and 2019:

	Unaudited	Unaudited
For the six-month period ended July 1, 2018 and June 30, 2019	2018	2019
(in millions EUR, unless otherwise indicated)
Total net sales	5,025.4	4,797.0
Net system sales	3,754.2	3,539.8
Net service and field option sales	1,271.2	1,257.2
Total sales of lithography systems (in units) [1]	107	96
Total sales of new lithography systems (in units) [1]	83	84
Total sales of used lithography systems (in units) [1]	24	12
Gross profit as a percentage of total net sales	43.3	38.5

1.	Lithography systems do not include metrology and inspection systems.
Consolidated Sales and Gross Profit
Total net sales decreased by EUR 228.4 million to EUR 4,797.0 million for the first half year of 2019 compared to EUR 5,025.4 million for the first half year of 2018. The main driver of this decrease in net sales is a lower number of immersion systems sold due to softening in the Memory demand. This decrease in immersion sales is partly offset with an increase in EUV system sales due to the adoption of EUV within Logic. In the first half of 2019, we recognized 11 EUV systems in revenue, compared to 8 systems in the first half of 2018.
Gross profit as a percentage of total net sales decreased compared to the first half year of 2018, primarily due to a decrease in volume and change in product mix, as EUV is a higher percentage of our total net sales, with a related decrease in both our immersion sales and field option sales. Additionally, we incurred increased EUV service costs in preparation for the ramp into high volume production.

ASML Statutory Interim Report 2019    3

Research and Development
R&D expenditures for the first half year of 2019 of EUR 960.3 million increased compared to the first half year of 2018 (EUR 737.2 million). The R&D expenditures comprise of R&D costs net of credits (including net development costs not eligible for capitalization) of EUR 832.2 million (first half year of 2018: EUR 554.0 million) and capitalization of development expenditures of EUR 128.1 million (first half year of 2018: EUR 183.2 million).
In the first half of 2019 our R&D activities mainly related to:

•
EUV - Further improving availability and productivity focused on the final stages of industrialization related to our NXE:3400B system, as well as introduction of the NXE:3400C. In addition, our roadmap includes High NA to support our customers with 3 nm logic and beyond.

•
DUV - The industrialization of our latest generation immersion system NXT:2000i, development of our next generation immersion system NXT:2050 and our next generation ArF dry system NXT:1470. In addition we are completing industrialization of new modules and further improving our roadmaps on alignment/overlay and productivity.

•	Holistic Lithography - HMI expansion, including multi-beam innovation, and further development of YieldStar and process window control solutions
Selling, General and Administrative Costs
Selling, General and Administrative costs increased to EUR 244.4 million for the first half year of 2019 compared to the first half year of 2018 (EUR 231.6 million) due to increased headcount, partly offset by a decrease in legal costs due to the settlement of the Nikon litigation in February 2019.

Auditor’s Involvement
This Statutory Interim Report for the six-month period ended June 30, 2019 and the Consolidated Condensed Interim Financial Statements included herein have not been audited or reviewed by an external auditor.
2019 Second Half Year Perspectives
Operational Outlook
For the remainder of the year we see further weakness in Memory, while Logic looks stronger. We expect that the increased demand in Logic will compensate for the decreased demand in Memory. The additional growth in Logic is driven by accelerated investments in 7 nm nodes and beyond.

Financial Outlook
For the third-quarter of 2019, ASML expects net sales around EUR 3.0 billion. Our 2019 total sales view remains unchanged and we continue to see 2019 as a growth year.
The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Roger J.M. Dassen, Executive Vice President and Chief Financial Officer
Frits J. van Hout, Executive Vice President and Chief Strategy Officer
Christophe D. Fouquet, Executive Vice President EUV
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Veldhoven, July 16, 2019

ASML Statutory Interim Report 2019    4

Managing Directors’ Statement
The Board of Management hereby declares that, to the best of its knowledge, the Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim Management Board Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).
The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Roger J.M. Dassen, Executive Vice President and Chief Financial Officer
Frits J. van Hout, Executive Vice President and Chief Strategy Officer
Christophe D. Fouquet, Executive Vice President EUV
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Veldhoven, July 16, 2019

ASML Statutory Interim Report 2019    5

Consolidated Condensed Interim Financial Statements

Consolidated Condensed Statement of Profit or Loss

		Unaudited	Unaudited
	For the six-month period ended July 1, 2018 and June 30, 2019	2018	2019
Notes	(in millions, except per share data)	EUR	EUR

10, 11	Net system sales	3,754.2	3,539.8
10, 11	Net service and field option sales	1,271.2	1,257.2
	Total net sales	5,025.4	4,797.0

	Cost of system sales	(2,014.6)	(2,046.4)
	Cost of service and field option sales	(833.2)	(905.5)
	Total cost of sales	(2,847.8)	(2,951.9)

	Gross profit	2,177.6	1,845.1

	Research and development costs	(554.0)	(832.2)
	Selling, general and administrative costs	(231.6)	(244.4)
	Operating income	1,392.0	768.5

	Finance income	7.1	4.6
	Finance costs	(19.8)	(19.4)
	Income before income taxes	1,379.3	753.7

9	Income tax benefit (expense)	(162.9)	37.0
	Income after income taxes	1,216.4	790.7

	Profit (loss) related to investments in associates	(13.3)	19.7
	Net income	1,203.1	810.4

7	Basic net income per ordinary share	2.82	1.92
7	Diluted net income per ordinary share [1]	2.81	1.92

	Number of ordinary shares used in computing per share amounts (in thousands):
7	Basic	426.6	421.1
7	Diluted [1]	428.2	421.9

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive.

ASML Statutory Interim Report 2019    6

Consolidated Condensed Statement of Comprehensive Income

	Unaudited	Unaudited
For the six-month period ended July 1, 2018 and June 30, 2019	2018	2019
(in millions)	EUR	EUR

Net income	1,203.1	810.4

Other comprehensive income:

Proportionate share of other comprehensive income from investments in associates	—	1.7

Foreign currency translation, net of taxes:
Gain (loss) on translation of foreign operations	0.2	(6.8)

Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	4.1	(0.3)
Transfers to net income	12.8	(7.2)

Other comprehensive income, net of taxes [1]	17.1	(12.6)

Total comprehensive income, net of taxes	1,220.2	797.8

Attributable to Equity holders	1,220.2	797.8

1.
All items in accumulated other comprehensive income as of June 30, 2019 will be reclassified subsequently to profit or loss when specific conditions are met. These items include our proportionate share of other comprehensive income from associates of EUR 4.1 million loss (July 1, 2018: EUR 1.0 million loss), the hedging reserve of EUR 1.0 million gain (July 1, 2018: EUR 5.3 million gain) and the currency translation reserve of EUR 102.1 million gain (July 1, 2018: EUR 92.2 million gain).

ASML Statutory Interim Report 2019    7

Consolidated Condensed Statement of Financial Position
(Before appropriation of net income)

			Unaudited
		December 31, 2018	June 30, 2019
Notes	(in millions)	EUR	EUR

	Assets
	Right-of-use assets	137.6	210.8
	Property, plant and equipment	1,589.5	1,669.8
	Goodwill	4,562.7	4,562.7
	Other intangible assets	2,592.7	2,569.4
	Investments in associates	915.8	949.9
	Deferred tax assets	365.9	445.1
	Finance receivables	275.1	406.3
4	Derivative financial instruments	59.7	140.7
	Other assets	746.4	752.6
	Total non-current assets	11,245.4	11,707.3

	Inventories	3,439.5	3,914.1
	Contract assets	95.9	190.4
	Current tax assets	79.7	320.9
4	Derivative financial instruments	42.2	38.0
	Finance receivables	611.1	620.1
	Accounts receivable	1,498.2	1,637.7
	Other assets	629.5	716.0
4, 5	Short-term investments	913.3	673.5
4, 5	Cash and cash equivalents	3,121.1	1,661.1
	Total current assets	10,430.5	9,771.8

	Total assets	21,675.9	21,479.1

	Equity and liabilities

	Equity	12,942.4	12,812.8

	Long-term debt	3,026.5	3,132.4
4	Derivative financial instruments	32.0	—
	Deferred and other tax liabilities	488.7	377.3
	Contract liabilities	1,224.6	1,280.2
	Accrued and other liabilities	169.8	183.9
	Total non-current liabilities	4,941.6	4,973.8

	Contract liabilities	1,728.6	1,589.4
4	Derivative financial instruments	15.4	6.1
	Current tax liabilities	187.9	116.7
	Accrued and other liabilities	896.0	685.3
	Accounts payable	964.0	1,295.0
	Total current liabilities	3,791.9	3,692.5

	Total equity and liabilities	21,675.9	21,479.1

ASML Statutory Interim Report 2019    8

Consolidated Condensed Statement of Changes in Equity
(Before appropriation of net income)

	Share Capital [1] EUR	Share Premium EUR	Treasury Shares at Cost EUR	Retained Earnings EUR	Other Reserves EUR	Net Income EUR	Total EUR
Balance at January 1, 2018	38.8	4,192.4	(557.9)	4,560.0	1,649.6	2,173.4	12,056.3

Prior year net income	—	—	—	2,173.4	—	(2,173.4)	—

Components of statement of comprehensive income
Net income	—	—	—	—	—	1,203.1	1,203.1
Proportionate share of other comprehensive income from associate	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	0.2	—	0.2
Gain on financial instruments, net of taxes	—	—	—	—	16.9	—	16.9
Total comprehensive income	—	—	—	—	17.1	1,203.1	1,220.2

Purchases of treasury shares [2]	(0.2)	—	(438.7)	—	—	—	(438.9)
Share-based payments	—	25.7	—	—	—	—	25.7
Issuance of shares	—	(29.5)	52.3	(9.7)	—	—	13.1
Dividend paid	—	—	—	(597.1)	—	—	(597.1)
Development expenditures	—	—	—	(60.5)	60.5	—	—
Balance at July 1, 2018 (unaudited)	38.6	4,188.6	(944.3)	6,066.1	1,727.2	1,203.1	12,279.3

Prior year net income	—	—	—	—	—	—	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	1,322.4	1,322.4
Proportionate share of other comprehensive income from associate	—	—	—	—	(4.8)	—	(4.8)
Foreign currency translation	—	—	—	—	18.3	—	18.3
Gain on financial instruments, net of taxes	—	—	—	—	3.2	—	3.2
Total comprehensive income	—	—	—	—	16.7	1,322.4	1,339.1

Purchases of treasury shares [2]	(0.1)	—	(707.2)	—	—	—	(707.3)
Share-based payments	—	22.6	—	—	—	—	22.6
Issuance of shares	0.1	(8.0)	29.7	(13.1)	—	—	8.7
Development expenditures	—	—	—	142.6	(142.6)	—	—
Balance at December 31, 2018	38.6	4,203.2	(1,621.8)	6,195.6	1,601.3	2,525.5	12,942.4
Opening balance adjustment [3]	—	—	—	(13.9)	—	—	(13.9)
Opening balance January 1, 2019	38.6	4,203.2	(1,621.8)	6,181.7	1,601.3	2,525.5	12,928.5

Prior year net income	—	—	—	2,525.5	—	(2,525.5)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	810.4	810.4
Proportionate share of other comprehensive income from associate	—	—	—	—	1.7	—	1.7
Foreign currency translation	—	—	—	—	(6.8)	—	(6.8)
Loss on financial instruments, net of taxes	—	—	—	—	(7.5)	—	(7.5)
Total comprehensive income	—	—	—	—	(12.6)	810.4	797.8

Purchases of treasury shares [2]	—	—	(70.0)	—	—	—	(70.0)
Cancellation of treasury shares	(0.5)	—	902.4	(901.9)	—	—	—
Share-based payments	—	28.3	—	—	—	—	28.3
Issuance of shares	—	(38.0)	78.4	(27.8)	—	—	12.6
Dividend paid	—	—	—	(884.4)	—	—	(884.4)
Development expenditures	—	—	—	60.1	(60.1)	—	—
Balance at June 30, 2019 (unaudited)	38.1	4,193.5	(711.0)	6,953.2	1,528.6	810.4	12,812.8

1.
As of June 30, 2019, the number of issued shares was 425,659,415. This includes the number of issued and outstanding shares of 421,142,581 and the number of treasury shares of 4,516,834. As of December 31, 2018, the number of issued shares was 431,465,767. This includes the number of issued and outstanding shares of 421,097,729 and the number of treasury shares of 10,368,038. As of July 1, 2018, the number of issued shares was 431,465,488. This included the number of issued and outstanding shares of 425,308,722 and the number of treasury shares of 6,156,766.

2.	As of June 30, 2019, none of the total repurchased amount remained unpaid (December 31, 2018, nil; July 1, 2018: EUR 19.1 million).

3.
As of January 1, 2019, ASML has applied the interpretation of IFRIC 23 "Uncertainty over Income Tax Treatments" and chose to adjust the impact of this interpretation retrospectively with the cumulative effect as an adjustment to the opening balance of retained earnings. See Note 3 Summary of Significant Accounting Policies.

ASML Statutory Interim Report 2019    9

Consolidated Condensed Statement of Cash Flows

		Unaudited	Unaudited
	For the six-month period ended July 1, 2018 and June 30, 2019	2018	2019
Notes	(in millions)	EUR	EUR
	Cash Flows from Operating Activities
	Net income	1,203.1	810.4

	Adjustments to reconcile net income to net cash flows from operating activities:
	Depreciation and amortization [1]	324.9	401.4
	Impairment	4.6	2.7
	Loss on disposal of property, plant and equipment [2]	3.4	2.0
	Share-based payments	25.7	28.3
	Allowance for obsolete inventory	100.7	121.2
	Deferred income taxes	(28.0)	(204.4)
	Investments in associates [3]	2.8	(32.3)

	Changes in assets and liabilities:
	Accounts receivable	627.4	(123.7)
	Finance receivables	(468.3)	(137.2)
	Inventories [2,4]	(323.2)	(485.5)
	Other assets	(343.2)	(172.9)
	Accrued and other liabilities	7.5	(287.5)
	Accounts payable	176.7	314.7
9	Current tax assets and liabilities	(338.2)	(310.8)
	Contract assets and liabilities	146.8	(179.7)
	Net cash provided by (used in) operating activities	1,122.7	(253.3)

	Cash Flows from Investing Activities
	Purchase of property, plant and equipment [4]	(254.8)	(275.3)
	Purchase of intangible assets	(199.0)	(226.4)
4	Purchase of short-term investments	(183.8)	(288.8)
4	Maturity of short-term investments	558.8	528.7
	Cash from (used for) derivative financial instruments	27.1	—
	Loans issued and other investments	(0.6)	—
	Net cash used in investing activities	(52.3)	(261.8)

	Cash Flows from Financing Activities
12	Dividend paid	(597.1)	(884.4)
12	Purchase of treasury shares [5]	(419.8)	(70.0)
	Net proceeds from issuance of shares	13.1	12.6
	Repayment of debt	(1.6)	(1.9)
	Net cash used in financing activities	(1,005.4)	(943.7)

	Net cash flows	65.0	(1,458.8)
	Effect of changes in exchange rates on cash	1.7	(1.2)

	Net increase (decrease) in cash and cash equivalents	66.7	(1,460.0)
	Cash and cash equivalents at beginning of the year	2,259.0	3,121.1

	Cash and cash equivalents at July 1, 2018 and June 30, 2019	2,325.7	1,661.1

	Supplemental Disclosures of Cash Flow Information:
	Interest received	4.3	3.9
	Interest paid	(20.5)	(18.2)
9	Income taxes paid	(518.2)	(469.1)

1.
For the six-month period ended June 30, 2019, depreciation and amortization includes EUR 155.2 million of depreciation of property, plant and equipment (July 1, 2018: EUR 148.9 million), EUR 244.4 million of amortization of intangible assets (July 1, 2018: EUR 174.2 million) and EUR 1.8 million of amortization of underwriting commissions and discount related to the bonds and credit facility (July 1, 2018: EUR 1.8 million).

2.
For the six-month period ended June 30, 2019, an amount of EUR 12.6 million (July 1, 2018: EUR 13.4 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.

3.	Investments in associates includes the profit (loss) related to investments in associates, dividends received from investments in associates and capitalization of R&D and supply chain support funding.

4.
For the six-month period ended June 30, 2019, an amount of EUR 5.8 million (July 1, 2018: EUR 55.5 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in this Consolidated Condensed Statement of Cash Flows.

5.	As of June 30, 2019, none of the total repurchased amount remained unpaid (July 1, 2018: EUR 19.1 million).

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Notes to the Consolidated Condensed Interim Financial Statements

1. General Information
Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and on NASDAQ. The principal trading market of our ordinary shares is Euronext Amsterdam.
The Consolidated Condensed Interim Financial Statements were authorized for issuance by the Board of Management on July 16, 2019 and have not been audited or reviewed by an external auditor.
2. Basis of Preparation
The Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2019 have been prepared in accordance with IAS 34, "Interim Financial Reporting" as adopted by the European Union. The Consolidated Condensed Interim Financial Statements do not include all the information and disclosures as required in the Integrated Report and should be read in conjunction with the 2018 Integrated Report based on IFRS as adopted by the European Union and the additional requirements of Article 362.9 of Book 2 of the Dutch Civil Code.
The Consolidated Condensed Interim Financial Statements are stated in millions of euros unless indicated otherwise.
3. Summary of Significant Accounting Policies
The accounting policies adopted in the preparation of the Consolidated Condensed Interim Financial Statements are consistent with those applied in the preparation of the 2018 Consolidated Financial Statements.
In June 2017 the International Financial Reporting Interpretations Committee issued a new interpretation for the Uncertainty over Income Tax Treatments (hereinafter ‘IFRIC 23’). As of January 1, 2019 ASML applied this interpretation on their uncertain tax positions and chose to adjust the impact of this interpretation retrospectively with the cumulative effect as an adjustment to opening balance of retained earnings. The impact of implementation on our January 1, 2019 retained earnings was EUR 13.9 million.
We believe that the effect of all other standards (not yet) effective and (not yet) adopted by the EU is not expected to be material.
4. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•
Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.
Financial assets and financial liabilities measured at fair value on a recurring basis
Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.
Our short-term investments consist of deposits with a remaining maturity beyond three months at the date of acquisition with financial institutions that have investment grade credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

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The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Condensed Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only.
The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis:

Unaudited
As of June 30, 2019	Level 1	Level 2	Level 3	Total
(in millions)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	178.7	—	178.7
Money market funds [2]	792.7	—	—	792.7
Short-term investments [3]	—	673.5	—	673.5
Total	792.7	852.2	—	1,644.9

Liabilities measured at fair value
Derivative financial instruments [1]	—	6.1	—	6.1

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	3,262.2	—	—	3,262.2

As of December 31, 2018	Level 1	Level 2	Level 3	Total
(in millions)	EUR	EUR	EUR	EUR
Assets measured at fair value
Derivative financial instruments [1]	—	101.9	—	101.9
Money market funds [2]	2,342.6	—	—	2,342.6
Short-term investments [3]	—	913.3	—	913.3
Total	2,342.6	1,015.2	—	3,357.8

Liabilities measured at fair value
Derivative financial instruments [1]	—	47.4	—	47.4

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	3,119.4	—	—	3,119.4

1.    Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2.    Money market funds are part of our cash and cash equivalents.
3.    Short-term investments consist of deposits with a remaining maturity longer than three months, but less than one year at the date of acquisition.
4.    Long-term debt relates to Eurobonds.
There were no transfers between the levels of the fair value hierarchy during the first half year of 2019 and the full year 2018.
Financial assets and financial liabilities that are not measured at fair value
The carrying amount of cash and cash equivalents, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments. Accounts receivable and finance receivables also approximate their fair value because of the fact that any recoverability loss is reflected in an impairment loss.
Assets and liabilities measured at fair value on a non-recurring basis
For the six-month period ended June 30, 2019 and the year ended December 31, 2018, we had no significant fair value measurements on a non-recurring basis. We did not recognize any impairment charges for goodwill and other intangible assets during the first half year of 2019 and the first half year of 2018.
5. Liquidity
Our principal sources of liquidity consist of cash and cash equivalents as of June 30, 2019 of EUR 1,661.1 million (December 31, 2018: EUR 3,121.1 million), short-term investments as of June 30, 2019 of EUR 673.5 million (December 31, 2018: EUR 913.3 million) and available credit facilities as of June 30, 2019 of EUR 700.0 million (December 31, 2018: EUR 700.0 million). No amounts were outstanding under this credit facility as of June 30, 2019. In addition, we may from time to time raise additional capital in debt and equity markets. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.

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6. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Consolidated Condensed Interim Financial Statements. The critical accounting judgments and key sources of estimation uncertainty are consistent with those described in the 2018 Integrated Report based on IFRS.
7. Earnings per share
The basic and diluted net income per ordinary share has been calculated as follows:

	Unaudited	Unaudited
For the six-month period ended July 1, 2018 and June 30, 2019	2018	2019
(in millions, except per share data)	EUR	EUR

Net income	1,203.1	810.4

Weighted average number of shares outstanding	426.6	421.1

Basic net income per ordinary share	2.82	1.92

Weighted average number of shares outstanding:	426.6	421.1
Plus shares applicable to:
Options and conditional shares	1.6	0.8
Dilutive potential ordinary shares	1.6	0.8

Diluted weighted average number of shares	428.2	421.9

Diluted net income per ordinary share [1]	2.81	1.92

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive.

8. Commitments, Contingencies and Guarantees
Legal Contingencies
On January 23, 2019, ASML entered into a binding MOU with Nikon and Carl Zeiss SMT relating to a comprehensive settlement of all pending disputes between Nikon, ASML and Zeiss. On February 18, 2019, the parties executed the settlement and cross-license agreement contemplated by the MOU. The terms include a payment to Nikon by ASML and Zeiss of a total of EUR 150.0 million and royalty payments of 0.8% by ASML and Zeiss to Nikon, and by Nikon to ASML and Zeiss, over the sales of their respective immersion lithography systems for 10 years from date of the agreement. As of December 31, 2018 we accrued an amount in the accrued and other liabilities of EUR 131.0 million representing ASML’s share of the EUR 150.0 million, which was paid during the first half of 2019.
Other commitments, contingencies and guarantees
As of January 1, 2019, ASML entered into a non-committed credit facility for our Chinese entity of EUR 130.0 million. The non-committed credit facility covers bank guarantees, standby letters of credit, as well as advances up to EUR 75.0 million.
During the first half of 2019, ASML entered into a ten year lease for real estate in San Jose, California for which ASML Holding N.V. executed a parental guarantee agreement with the landlord. The guarantee covers the associated rent and operating expenses our subsidiary is obliged to pay, up to USD 101.0 million. The parental guarantee serves as recourse in case of default by the subsidiary and cannot exceed the amounts stated above. In connection with this lease, there will be a USD 61.9 million lease liability which has not commenced as of June 30, 2019.
The nature, scale and scope of the other commitments, contingencies and guarantees are in line with those disclosed in the 2018 Integrated Report based on IFRS.
9. Income Taxes
Income tax expense is recognized based on management’s best estimate of the expected annualized income tax rate for the full financial year, as well as discrete items recognized in the first two quarters of 2019. Our effective tax rate for the six-month period ended June 30, 2019 is (4.9) percent, compared to 11.8 percent for the six-month period ended July 1, 2018. The decrease in effective tax rate compared to 2018 mainly relates to an internal restructuring, which resulted in an increase of deferred tax assets on intangible assets that were transferred within the group, as well as an increase in Tax Reform benefits at the level of our group companies in the United States.
10. Segment Disclosure
ASML has one reportable segment, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. Its operating results are regularly reviewed by the Chief Operating Decision Maker in order to make decisions about resource allocation and assess performance.

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Management reporting includes net system sales figures of new and used systems, sales per technology and sales per end-use. For the sales per technology and end-use refer to Note 11 Revenue from contracts with customers.
Net system sales for new and used systems were as follows:

	Unaudited	Unaudited
For the six-month period ended July 1, 2018 and June 30, 2019	2018	2019
(in millions)	EUR	EUR
New systems	3,671.8	3,422.0
Used systems	82.4	117.8
Net system sales	3,754.2	3,539.8

For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located.
Total net sales by geographic region were as follows:

	Unaudited	Unaudited
For the six-month period ended July 1, 2018 and June 30, 2019	2018	2019
(in millions)	EUR	EUR
Japan	193.7	174.5
Korea	1,955.6	1,230.7
Singapore	84.2	75.4
Taiwan	645.9	1,892.1
China	894.2	593.7
Rest of Asia	1.1	0.8
Netherlands	0.9	0.6
EMEA	479.9	130.6
United States	769.9	698.6
Total	5,025.4	4,797.0

11. Revenue from contracts with customers
Our revenue from contracts with customers, on a disaggregated basis, aligns with our reportable segment disclosures with the addition of disaggregation of net system sales per technology and per end-use.
Net system sales per technology were as follows:

	Unaudited	Unaudited
For the six-month period ended July 1, 2018 and June 30, 2019	Net system sales in units	Net system sales in EUR millions
For the six-month period ended June 30, 2019
EUV	11	1,134.8
ArFi	30	1,771.4
ArF dry	7	108.0
KrF	33	348.1
i-line	15	59.5
Metrology & Inspection	51	118.0
Total	147	3,539.8

For the six-month period ended July 1, 2018
EUV	8	788.0
ArFi	40	2,216.0
ArF dry	8	147.6
KrF	38	431.5
i-line	13	49.4
Metrology & Inspection	38	121.7
Total	145	3,754.2

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Net system sales per end-use were as follows:

	Unaudited	Unaudited
For the six-month period ended July 1, 2018 and June 30, 2019	Net system sales in units	Net system sales in EUR millions
For the six-month period ended June 30, 2019
Logic	87	2,128.7
Memory	60	1,411.1
Total	147	3,539.8

For the six-month period ended July 1, 2018
Logic	38	1,411.3
Memory	107	2,342.9
Total	145	3,754.2

12. Dividends and Share Buybacks
In the AGM of April 24, 2019, a dividend of EUR 2.10 per ordinary share of EUR 0.09 nominal value was approved for 2018. As a result, a total dividend amount of EUR 884.4 million was paid to our shareholders on May 8, 2019.
As part of ASML’s financial policy to return excess cash to shareholders through dividends and regularly timed share buybacks, in January 2018 ASML announced its intention to purchase up to EUR 2.5 billion of shares, to be executed within the 2018–2019 time frame. ASML intends to cancel these shares after repurchase, with the exception of up to 2.4 million shares, which will be used to cover employee share plans.
Through June 30, 2019, ASML has acquired 7.5 million shares under this program for a total consideration of EUR 1.2 billion. For the six-month period ended June 30, 2019, ASML acquired 0.4 million shares for a total consideration of EUR 70.0 million (July 1, 2018: 2.6 million shares for EUR 438.9 million).
The current program may be suspended, modified or discontinued at any time. All transactions under this program are published on ASML’s website (www.asml.com/investors) on a weekly basis.
13. Related Party Transactions
During the first half year of 2019, there are no new related party relationships, as well as no significant or unusual related party transactions.
14. Subsequent Events
Subsequent events were evaluated up to July 16, 2019 which is the date the Consolidated Condensed Interim Financial Statements included in this Statutory Interim Report for the six-month period ended June 30, 2019 were approved.
On July 3, 2019 the terms and conditions of the EUR 700.0 million committed revolving credit facility with a group of banks were amended, including extending the maturity until 2024.
There are no other subsequent events to report.
Veldhoven, the Netherlands
July 16, 2019
Prepared by
The Board of Management:
Peter T.F.M. Wennink
Martin A. van den Brink
Roger J.M. Dassen
Frits J. van Hout
Christophe Fouquet
Frédéric J.M. Schneider-Maunoury

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Other Information

Information and Investor Relations
Financial Calendar
October 16, 2019
Announcement of Third Quarter results for 2019
January 22, 2020
Announcement of Fourth Quarter Results for 2019 and Annual Results for 2019
February 12, 2020
Publication of 2019 Integrated Annual Reports
April 22, 2020
Annual General Meeting of Shareholders
Fiscal Year
ASML’s fiscal year ends on December 31, 2019
Listing
Our ordinary shares are listed for trading on Euronext Amsterdam and on NASDAQ.
Investor Relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual Reports, quarterly releases and other information are also available on www.asml.com.
ASML Worldwide Contact Information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
United States Main Office
2650 W Geronimo Place
Chandler, AZ 85224
U.S.A.
Asia Main Office
Suites 3704-6, 37/F Tower Two, Times Square
1 Matheson Street
Causeway Bay, Hong Kong
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com
For additional contact information please visit www.asml.com.

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Definitions

Name	Description
AGM	Annual General Meeting of Shareholders

ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASML	ASML Holding N.V. and / or any of its subsidiaries and / or any investments in associates, as the context may require

DRAM	Dynamic Random Access Memory (often called performance memory)

DUV	Deep Ultraviolet

EMEA	Europe, the Middle East and Africa

EU	European Union

Eurobonds	A bond that is denominated in Euro

Euronext Amsterdam	Euronext Amsterdam N.V.

EUV	Extreme Ultraviolet

High NA	High Numerical Aperture

HMI	Hermes Microvision, Inc.

Holistic Lithography	Adjusting the patterning process steps as a whole, in order to support optimization of the entire chip making process

i-line	Lithography system with a mercury lamp as light source

IAS	International Accounting Standards

IFRS	International Financial Reporting Standards as adopted by the European Union.

Integrated Report based on IFRS
The Integrated Report based on IFRS-EU comprising the Management Board Report (bestuursverslag) and the Financial Statements (jaarrekening) in accordance with Part 9 of Book 2 of the Dutch Civil Code and IFRS-EU, as well as the Supervisory Board Report in accordance with the Code

KrF	Krypton Fluoride

Logic	Integrated Device Manufacturers and Foundries

Memory	NAND-Flash Memory and DRAM Memory chip makers

MOU	Memorandum of Understanding

NAND	A binary operator composite of ‘NOT AND’ (often called storage memory)

NASDAQ	NASDAQ Stock Market LLC

Nikon	Nikon Corporation

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay

R&D	Research and Development

SG&A	Selling, General and Administrative

US GAAP	Generally Accepted Accounting Principles in the United States of America

Website	www.asml.com. Information on our website is not incorporated into, and does not form part of this Integrated Report.

Zeiss	Carl Zeiss SMT

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